K&L GATES LLP 925 Fourth Avenue Suite 2900 Seattle, WA 98104 T +1 206 623-7580 klgates.com

December 27, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, D.C. 20549

Attn:	Babette Cooper

Jennifer Monick

Re:	Bellevue Life Sciences Acquisition Corp.

Form 10-K for the Fiscal Year Ending December 31, 2022

Filed March 31, 2023

File No. 001-41390

Dear Ms. Cooper:

On behalf of Bellevue Life Sciences Acquisition Corp. (the “Company”), we submit this letter providing a response to the comment raised by the Staff of the Securities and Exchange Commission (the “Staff”) in a written comment letter on December 20, 2023 with respect to the Company’s Form 10-K for the fiscal year ending December 31, 2022 (File No. 001-41390) (the “Form 10-K”). The bold type below is the Staff’s comment and the regular type constitutes the Company’s response thereto.

Form 10-K for the Fiscal Year Ending December 31, 2022

General

1.

We refer you to the risk factor disclosures within your definitive proxy statement filed on October 20, 2023, where you acknowledge foreign ties and discuss the impact on your ability to complete your initial business combination. Please revise future periodic filings to include the same disclosure.

The Company notes the Staff’s comment and respectfully advises the Staff that the Company will revise future periodic filings to include similar disclosure to the extent such disclosure still applies to the Company at the time the Company files such future periodic filing with the SEC.

*******

We appreciate your time and attention to the Company’s filing. We hope that this response adequately satisfy the Staff’s comment and concerns. Should you have any questions, please call me at (206) 370-7809.

Very truly yours,

/s/ Gary J. Kocher
Gary J. Kocher

cc:	Kuk Hyoun Hwang, Chief Executive Officer